SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer


CERVEJARIA
ambev

CERVEJARIA ambev

4Q18 Results

February 28, 2019

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in the earnings conference call of the fourth quarter of 2018 (4Q18). This presentation should not be considered as a complete document and should be analyzed together with the Company's quarterly information form (ITR) for the third quarter and respective press release, both available on the U.S. Securities and Exchange Commission - SEC website. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein.

This presentation segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates, without any impact resulting from Hyperinflation Accounting in Argentina.

Unless stated, percentage changes in this presentation are both organic and normalized in nature. Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company's performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2017 (4Q17). Values in this presentation may not add up due to rounding.

4Q18 Financial Highlights

+5.3%	Net Revenue
+9.4%	Net Revenue per hL
-3.8%	Volume
+5.3%	EBITDA
Flat	EBITDA Margin
-17.3%[1]	Normalized Net Profit
-17.0%[1]	Normalized Net Profit ex. Hyperinflation Accounting Impacts

(1) Hyperinflation Accounting in Argentina resulted in a negative impact of R$ 15 million on Normalized Net Profit

Cervejaria ambev

2018 Financial Highlights

+6.9%	Net Revenue
+9.7%	Net Revenue per hL
-2.6%	Volume
+9.4%	EBITDA
+100bps	EBITDA Margin
-5.0%[1]	Normalized Net Profit
-2.6%[1]	Normalized Net Profit ex. Hyperinflation Accounting Impacts

(1) Hyperinflation Accounting in Argentina resulted in a negative impact of R$ 291 million on Normalized Net Profit

cervejaria ambev

Brazil Beer

4Q18 / FY18 Financial Highlights

- **Net Revenue: + 0.9% / + 2.2%**
  Net Revenue/hL: + 3.1% / + 5.4%
  Impacted by geographic mix in the quarter.
- **Total Volume: - 2.1% / - 3.1%**
  Industry: outperformed in the quarter, slightly below in the full year
- **EBITDA: - 0.6% / + 3.0%**
  Margin: contraction of **80bps** to **50.4%** in the quarter, expansion of **40bps** to **45.0%** in the full year
- **Cash COGS/hL: + 27.9% / + 8.2%**
  Higher commodities prices, specially aluminum and barley, marginally offset by favorable FX in the quarter.
- **Cash SG&A: - 20.0% / - 3.2%**
  Phasing of bonus accruals, and projects related to non-working money expenses





Brazil NAB

4Q18 / FY18 Financial Highlights

- **Net Revenue: - 9.1% / - 1.0%**
  Net Revenue/hL: + 0.8% / + 8.4%
  Impacted by geographic mix in the quarter.
- **Total Volume: - 9.8% / - 8.7%**
  Industry: underperformed in the quarter and in the full year
- **EBITDA: - 44.9% / + 5.1%**
  Margin: contraction of **2,080bps** to **31.9%** in the quarter, expansion of **210bps** to **37.1%** in the full year
- **Cash COGS/hL: + 31.9% / - 1.1%**
  Volatility between quarters, which we anticipated in the 3Q18
- **Cash SG&A: + 0.5% / + 2.2%**
  Phasing of bonus accruals, and projects related to non-working money expenses




do bem
100% SUCO
H2OH!
pepsi

Central America and the Caribbean

4Q18 / FY18 Financial Highlights

- **Net Revenue: + 9.6% / + 12.6%**
  Net Revenue/hL: + 1.5% / + 4.0%

- **Total Volume: + 7.9% / + 8.3%**

- **EBITDA: + 12.4% / + 14.1%**
  Margin expansion of **110bps** to **41.5%** in the quarter, expansion of **50bps** to **39.4%** in the full year

- **Cash COGS/hL: + 8.6% / + 6.6%**
  Additional temporary costs in order to supply the market with no disruption in Panama after continued strong volume evolution since 2017

- **Cash SG&A: - 18.8% / + 0.3%**
  Lower sales and marketing and administrative expenses, mainly due to projects related to non-working money expenses and phasing of bonus accruals



Central America and the Caribbean

4Q18 Commercial Highlights

- **Core Segment**
  - Continue to invest in trade programs for **Presidente,** strengthening connection with consumers in **Dominican Republic**
  - **Atlas Golden Light** proprietary events, creating experiences for consumers in **Panama**
- **Premium**
  - Development of **Corona, Stella Artois and Budweiser** through customized execution both for the on-premise and off-premise channels


ATLAS
GOLDEN LIGHT

Panama


Corona

Premium Execution

Latin America South

4Q18 / FY18 Financial Highlights

- **Net Revenue: + 21.8% / + 21.5%**
  Net Revenue/hL: + 30.3% / +22.1%
- **Total Volume: - 7.3% / - 0.8%**
  Challenging economic environment in Argentina leading to consumption contraction in the short term
- **EBITDA: + 38.9% / +29.8%**
  Margin: expansion of **700bps** to **51.4%** in the quarter, expansion of **310bps** to **45.5%** in the full year
- **Cash COGS/hL: + 9.1% / + 10.8%**
  Below period inflation in the quarter
- **Cash SG&A: + 16.8% / + 22.2%**
  Below period inflation in the quarter



Latin America South

4Q18 Commercial Highlights

- We are elevating the core through the **differentiation of Quilmes**, our Classic Lager, **and Brahma**, our Easy Drinking Lager in Argentina
- Continued investment in **single serve packaging:** launch of **Brahma** sleek can
- In the **Core Plus Segment in Argentina**, we continue to promote **Budweiser**, embracing the music platform with **BUDx** and launched **Andes Origen** limited edition **IPA**
- Our **premium** brands outpaced the beer industry in all countries


BRAHMITA
BRAHMA
Core Differentiation


ANDES ORIGEN
MENDOCINA
NEGRA
IPA ANDINA
ROJA
RUBIA
Core Plus

ambev

Canada

4Q18 / FY18 Financial Highlights



- **Net Revenue: - 2.2% / -0.9%**
  Net Revenue/ hL + 1.5% / + 1.0%

- **Total Volume: - 3.6% / - 1.9%**
  Impacted by a slowdown in beer industry

- **EBITDA: - 3.4% / - 8.1%**
  Margin: contraction of **40bps** to **34.5%** in the quarter, contraction of **250bps** to **31.4%** in the full year

- **Cash COGS/hL: + 1.4% / + 9.6%**
  Impacted mainly by commodities, specially aluminum prices

- **Cash SG&A: - 2.5% / - 2.0%**
  Lower administrative costs that benefited from savings initiatives and lower variable compensation accruals



Canada

4Q18 Commercial Highlights

- **Core Segment**
  - **Bud Light** maintained its momentum and **Michelob Ultra** has continued its fast start, accelerating growth in the quarter

- **Premium**
  - **Stella Artois** and **Corona** volume ramped up, enabling us to sustain our leadership position in the country
  - Local **Craft Partners** also had a great quarter, posting double digits volume growth

Core


BUD LIGHT
ULTRA

Premium



Craft


Organic
Mill St. BREWERY
STANLEY PARK BREWING

CERVEJARIA ambev

4Q18 / FY18 Financial Results

- Expense of R$ 1.6 billion in the quarter, increasing by 29.8% vs 4Q17

Financial Results (R$ Million)	4Q18	FY18
Interest Income	152	454
Interest Expenses	-345	-1,281
Derivative Instruments	-586	-1,181
Non-derivative Instruments	-360	-872
Taxes on Financial Transactions	-103	-338
Other	-265	-609
Exceptional Financial Expenses	-179	-179
Impact of Hyperinflation Accounting	67	182
Total	-1,619	-3,823

GROWTH PLATFORMS
BRAZIL



ambev

Growth Platforms

Dream: bring people together for a better world

CONSUMER DRIVEN PORTFOLIO STRATEGY



Accelerate Premium


pepsi

Elevate the Core


mini

Drive Smart Affordability


+VOLUME

Shape IH | Boost OOH

Excellence in Client Service

Better World

Live and Breathe: Dream, People and Culture

ambev

Accelerate Premium

Double digits premium beer volume growth in 4Q18

COMPLETE PORTFOLIO COMPRISED OF GLOBAL AND DOMESTIC BRANDS



Budweiser
STELLA ARTOIS
Corona Extra
ANTARCTICA
Cerveja
ORIGINAL
Colorado
APPIA
SERRAMALTE
WALS SESSION
BOHEMIA
AURA
LAGER

CERVEJARIA ambev

Accelerate Premium

Budweiser

Premium segment brand leader


Budweiser
THIS BUD'S FOR YOU.

International Sports

NBA NFL

Official Sponsor

Music

Lollapalooza

Official Sponsor




BUDWEISER

Stella Artois

Stella Artois volume grew more than 50% in 4Q18





Food



Sophisticated & High quality





Corona Extra

Corona volume grew more than doubled in 4Q18


THIS IS LIVING


Corona
SUNSETS
FESTIVAL

Gabriel Medina sponsorship



Lifestyle

Parley partnership




Find your beach.


PARLEY

Accelerate Premium

Original and Serramalte: new cans of Serramalte driving growth

DOMESTIC BRANDS


SERRAMALTE
ANTARCTICA
Cerveja
ORIGINAL
350 ml

Serramalte grew more than 50% in the 4Q18

Elevate the Core

Core: the most important segment of the Brazilian market



BOHEMIA
ANTARCTICA
SKOL
PURO MALTE
SKOL
HOPS
SKOL
BRAHMA
Brahma Extra Lager
Brahma Extra Red Lager
Brahma Extra Weiss
BRAHMA

CERVEJARIA ambev

Elevate The Core

Brahma 130 years celebration campaign in 2H18 **reinforced brand´s tradition and Brahma´s beer knowledge** while interacting real time with consumers, increasing even further brand relevance.

Strong portfolio with 7 different liquids anchored in passion points, such as **Soccer and Sertanejo**


BRAHMA
130 ANOS
BEBA COM MODERAÇÃO






ARENA
Nº1


CIRCUITO
BRAHMA
SERTANEJO
VENHA VIVER
O MELHOR DO SERTANEJO
COM BRAHMA


BRAHMA


BRAHMA
Chopp
Brahma Extra Lager
Brahma Extra Red Lager

Elevate The Core

Skol is the most powerful beer brand in Brazil*
Skol main pillars are **lightness, innovation and youth**

Skol Hops is an **innovative beer** brewed with **exclusive aromatic hops** providing a unique combination of **lightness, freshness** and **slightly bitter flavor**

Skol Pure Malte is an unique **pure malt beer** that maintains the **drinkability** of Skol and brings the **signature flavor** of a pure malt




OLAR, VERÃO.
OLAR, VISUAL NOVO.


CHEGOU SKOL HOPS.
A SKOL COM LÚPULO ARREDONDANTE.


não chegou


NA SKOL
A RODA
NÃO PARA
DE GIRAR


HOPS
SKOL HOPS


NÃO
chegou
SKOL PURO MALTE

*Source: Millward-Brown

Drive Smart Affordability

Offering affordable propositions in a smart way

Nossa posted strong growth in 4Q18, gaining 5pp of market share in Pernambuco state

Launch of **Magnífica** in Maranhão state, also brewed with cassava from local farmers

Nossa and Magnífica foster social engagement, promote local economy development and enhance regional culture


NOSSA
MAGNÍFICA
DO MARANHÃO
MAGNÍFICA
DO MARANHÃO

Strong Portfolio


PREMIUM
CORE
VALUE
Wäls
do bem
Corona
Original
SKOL HOPS
BOHEMIA
H2OH!
SKOL
BRAHMA
pepsi
NOSSA